Exhibit 99.1

Ozon Provides Further Update On Its $750 Million Senior Unsecured Convertible Bonds Due 2026

September 20, 2022 — Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, provides further update in respect of its $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (“Bonds”) issued by the group’s Cypriot holding company, Ozon Holdings PLC.

As previously disclosed, on June 1, 2022, the Company entered into a standstill agreement to facilitate the restructuring of the Bonds with the ad hoc group of Bondholders (the “Standstill Agreement”) and a substantially similar Russian standstill agreement with certain Russian Bondholders (the “Russian Standstill Agreement” and together with the Standstill Agreement, the “Standstill Agreements”).

The Standstill Agreements came into effect on June 1, 2022 and originally were to terminate on August 30, 2022, subject to an extension option. As disclosed in the Company’s press releases dated August 31 and September 13, 2022, the parties exercised the extension option and extended the termination date of the Standstill Agreements to September 13, 2022 and further to September 20, 2022. The parties have now agreed to further extend the termination date for the Standstill Agreements to September 23, 2022. The Company is in the final stage of negotiations on terms of the long-term restructuring of the Bonds with a number of bondholders and expects to reach an agreement within the current financial year.

Bondholders interested in receiving more information regarding the Standstill Agreements or in acceding to the Standstill Agreements are directed to follow the link https://ir.ozon.com/restructuring/, or to contact Houlihan Lokey, the financial advisor of the ad hoc group of Bondholders at projectondohl@hl.com.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://ir.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This communication does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, purchase or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of the Company. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promise nor guarantee but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, the impact of the Ukraine situation, as well as sanctions and capital control measures, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission (“SEC”) concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release should be read in conjunction with the Company’s other disclosures filed or furnished with the SEC.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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